October 30, 2006
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Mr. Craig Slivka

Re:	WCA Waste Corporation Registration Statement on Form S-4 File No. 333-137543 Amended September 27, 2006
Dear Mr. Slivka:
     Set forth below are the responses of WCA Waste Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated October 18, 2006, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-137543) (the “Registration Statement”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text.
     We have included a revised Exhibit 5.1 opinion with this letter that takes into account your comments. We have filed the revised Exhibit 5.1 opinion included with this letter with Amendment No. 2 to the Registration Statement filed on the date hereof.
Legal Opinion
     1. Please refer to the following from subpoint (i) in the last paragraph on page 2: “...that are normally applicable to transactions of the type contemplated by the Exchange Offer, the Exchange Notes and the Guarantees...” Please delete the reference to “transactions” and “Exchange Offer” and replace with references to the “securities” and the “Indenture.”
     Response: We have deleted the last paragraph on page 2.
     2. We note that you have excluded from this opinion the laws of the states of incorporation of the guarantors. However, please revise the opinion to state that it also opines upon the law of these states: Ohio, North Carolina, Texas, New Mexico, and Arkansas.

     Response: We have deleted the last paragraph on page 2 that contained the exclusions.
     3. Please delete clauses (a) and (b) in the second half of the second paragraph on page 3 of the opinion. We will not object to the opinion being subject to the general principles of equity, equitable remedies, reasonableness, etc. that you have included in the first half of the paragraph.
     Response: We have deleted the referenced clauses.
     4. The assumption in the fourth paragraph on page 3, as it relates to violations or defaults of other agreements and instruments, should not be made with respect to those agreements and instruments that the company has identified as being material to it and which are listed as exhibits in Part II of the registration statement.
     Response: We have deleted the assumption in the fourth paragraph on page 3.
     Please do not hesitate to call the undersigned at (713) 220-4349 with any comments or questions regarding this letter.
Very truly yours,
/s/ Scott Tallman
Scott Tallman

cc:	Pamela A. Long (Securities and Exchange Commission) J. Edward Menger (WCA Waste Corporation) Jeff C. Dodd (Andrews Kurth LLP)

October 19, 2006
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77005

Re:	WCA Waste Corporation Registration Statement on Form S-4
Ladies and Gentlemen:
     We have acted as counsel to WCA Waste Corporation, a Delaware corporation (the “Company”), in connection with the public offering of $150,000,000 aggregate principal amount of the Company’s 9 1/4% Senior Notes due 2014 (the “Exchange Notes”), which are to be guaranteed pursuant to guarantees thereof (the “Guarantees”) by each of the subsidiaries of the Company that are parties to the Indenture (as defined below) and named in the Registration Statement (as defined below) (collectively, the “Guarantors” and together with the Company, the “Obligors”). The Exchange Notes are to be issued under an Indenture dated as of July 5, 2006 (the “Indenture”), among the Obligors and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), pursuant to an exchange offer (the “Exchange Offer”) by the Company, in exchange for a like principal amount of the Company’s issued and outstanding 9 1/4% Senior Notes due 2014 (the “Original Notes”), as contemplated by the Registration Rights Agreement dated as of July 5, 2006 (the “Registration Rights Agreement”) by and among the Obligors and Credit Suisse Securities (USA) LLC, as the initial purchaser of the Original Notes.
     This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).
     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:
     (i) the registration statement on Form S-4 (File No. 333-137543) of the Obligors, filed with the Securities and Exchange Commission (the “SEC”) to register the Exchange Notes (the “Registration Statement”);
     (ii) the Registration Rights Agreement;
     (iii) the Indenture;
     (iv) the Second Amended and Restated Certificate of Incorporation of the Company;
     (v) the Amended and Restated Bylaws of the Company;

WCA Waste Corporation
October 19, 2006

     (vi) the Certificate of Incorporation, Certificate of Formation or Certificate of Limited Partnership, as the case may be, and the Bylaws, Limited Liability Company Agreement, Operating Agreement or Agreement of Limited Partnership, as the case may be, of each of the Guarantors;
     (vii) certain resolutions adopted by the Boards of Directors of the Company relating to the Exchange Offer, the issuance of the Original Notes and the Exchange Notes, the Indenture and related matters;
     (viii) certain resolutions adopted by the Boards of Directors or Board of Managers, as the case may be, of the Guarantors relating to the Exchange Offer, the Indenture, the Guarantees and related matters;
     (ix) the Form T-1 of the Trustee filed as an exhibit to the Registration Statement; and
     (x) the form of the Exchange Notes.
     We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Obligors and such agreements, certificates of public officials, certificates of officers or other representatives of the Obligors and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.
     In our examination, we have assumed (i) the legal capacity of all natural persons, (ii) the genuineness of all signatures, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, (v) the authenticity of the originals of such latter documents and (vi) that the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and the Exchange Notes will be issued in compliance with applicable federal and state securities laws and in the manner described in the Registration Statement. In making our examination of executed documents or documents to be executed, we have assumed that the parties thereto, other than the Obligors, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties, other than the Obligors, of such documents and, except as set forth below, the validity and binding effect on such parties. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Obligors and others.
     Based upon and subject to the foregoing and the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that when the Exchange Notes (in the form examined by us) have been duly executed by the Company and authenticated by the Trustee in accordance with the terms of the Indenture and have been delivered upon consummation of the Exchange Offer against receipt of Original Notes surrendered in exchange therefor in accordance with the terms of the Exchange Offer, the Registration Rights Agreement

WCA Waste Corporation
October 19, 2006

and the Indenture, (1) the Exchange Notes will constitute valid and legally binding obligations of the Company, and (2) the Guarantees will constitute valid and legally binding obligations of the Guarantors that are parties thereto.
     Our opinions expressed above are subject to applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfer or conveyance), reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law), including, without limitation, (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedy and (b) concepts of materiality, reasonableness, good faith and fair dealing.
     Our opinion expressed above insofar as it pertains to the choice of law provisions set forth in the instruments referred to above is rendered solely in reliance upon Section 5-1401 of the New York General Obligations Law and we express no opinion as to any provision that purports to require the disregard of mandatory choice of law rules.
     We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Very truly yours,